February 6, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Victory Holdings, Inc.
Registration Statement on Form S-1 Filed with the Securities and Exchange Commission on May 9, 2011 (Registration No. 333-170336) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Blue Victory Holdings, Inc. (the “Company”), hereby applies for the withdrawal of its registration statement on Form S-1, File No. 333-170336, which was filed on May 9, 2011 (the “Registration Statement”).

Such withdrawal is requested because the Company needs significant additional time to compile the data needed to prepare the financial statements for HNI, LLC. Such financial statements should be included in the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

BLUE VICTORY HOLDINGS, INC.

By:	/s/ Seenu Kasturi
Seenu Kasturi
Chief Executive Officer and President